[redacted]

SECU 06050118 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-15404

RECEIVED AUG 3 1 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAGUIRE INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1862 South Broadway, Suite 100
(No. and Street)

Santa Maria, CA 93454
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Maguire (805) 922-6901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James C. Chamber, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

1458 West Tefft (Address) Nipomo (City) CA (State) 93444 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 9 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P. Maguire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maguire Investments, Inc, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/CEO
Title

SEE ATTACHED
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Santa Barbara

Subscribed and sworn to (or affirmed) before me on

this 24 day of August, 2006,

by Stephen P. Maguire

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LUCY E. GRIFFITH
Commission # 1446651
Notary Public - California
Santa Barbara County
My Comm. Expires Nov 3, 2007

(seal) Signature [signature]

MAGUIRE INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

JUNE 30, 2006

MAGUIRE INVESTMENTS, INC.
TABLE OF CONTENTS
JUNE 30, 2006

JAMES C. CHAMBERS, CPA
A Professional Corporation
1458 W. Tefft St.
Nipomo, CA 93444
Phone & Fax 805-929-2066 jim0211@sbcglobal.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Maguire Investments, Inc.
1862 S. Broadway
Santa Maria, CA 93454

We have audited the statement of financial condition of Maguire Investments, Inc. as of June 30, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maguire Investments, Inc. as of June 30, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information described on page 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

by James C. Chambers

James C. Chambers, CPA
A Professional Corporation
August 15, 2006

MAGUIRE INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Cash on hand and in banks	$ 465,897
Securities Inventory	398,496
Investments	1,599,032
Receivable from clearinghouse	153,958
Prepaid Expenses	30,719
Income tax receivable	33,986
Fixed assets (net)	206,498
Deposit with clearinghouse	35,000
Notes receivable-officers	290,495
TOTAL ASSETS	$3,214,081

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 13,869
Accrued commissions	79,123
	92,992
STOCKHOLDER'S EQUITY	
Capital Stock-$5 par value, 40,000 shares authorized, 10,000 shares issued & outstanding	50,000
Retained Earnings-Appropriated	250,000
Retained Earnings-Unappropriated	2,821,089
	3,121,089
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$3,214,081

See independent auditor's report and notes to financial statements.

MAGUIRE INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2006

INCOME

Regular Commissions	$1,530,467
Listed commissions	489,975
Unrealized gain	6,587
Interest income	129,496
Dividend income	28,844
Other income	4,113
	2,189,482

OPERATING EXPENSES-SCHEDULE 1

Execution expenses	294,030
Communications expense	54,994
Regulatory fees & expenses	21,661
Occupancy & equipment	151,166
Employee expenses	2,323,996
Promotional expenses	75,022
Other operating expenses	212,296
	3,133,165
Income (Loss) from operations	(943,683)
PROVISION FOR INCOME TAX	(800)
NET INCOME (LOSS)	$ (944,483)
INCOME (LOSS) PER SHARE OF COMMON STOCK	$(94.45)

See independent auditor's report and notes to financial statements.

MAGUIRE INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
JUNE 30, 2006

	Retained Earnings			
	Unappropriated	Appropriated	Common Stock	Total
Stockholder's Equity July 1, 2005	$3,765,572	$250,000	$ 50,000	$4,065,572
NET INCOME (LOSS)	(944,483)	-	-	(944,483)
Stockholder's Equity June 30, 2006	$2,821,089	$250,000	$ 50,000	$3,121,089

See independent auditor's report and notes to financial statements.

MAGUIRE INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(944,483)
Adjustments to reconcile Net Income (Loss) to net Cash:	
Depreciation & amortization	51,117
Changes in operating assets and liabilities:	
Securities Inventory	205,225
Investments	583,311
Receivable from clearinghouse	(34,468)
Prepaid Expenses	(19,853)
Income tax receivable	44,344
Accrued commissions	22,669
Accounts payable	2,664
Note receivable (accrued interest)	(29,456)
Net Cash Provided By (Used In) Operating Activities	$(118,930)
CASH FLOWS FROM INVESTING ACTIVITIES	
Fixed asset purchases	(9,397)
Depreciation adjustment	4,719
Net Cash Provided By (Used In) Operating Activities	(4,678)
NET INCREASE (DECREASE) IN CASH	(123,608)
CASH AT BEGINNING OF PERIOD	589,505
CASH AT END OF PERIOD	$ 465,897

SUPPLEMENTAL DISCLOSURES:
(1) The Company considers cash to be all cash and cash equivalents with a maturity of ninety days or less.
(2) Cash paid for interest was none.
(3) Cash paid for income tax was none.

See independent auditor's report and notes to financial statements.

MAGUIRE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

A. Organization
Maguire Investments is a securities broker-dealer incorporated in 1968. The Company trades in all areas of financial instruments.

B. Basis of Accounting
The financial statements are prepared on the accrual basis of accounting, which recognizes revenue when earned and expenses as incurred.

C. Securities Transactions
All securities and commodities transactions are recorded on a settlement date basis as well as related commission income and expense. The Company uses an independent clearinghouse under the direct method of maintaining client accounts.

D. Securities Inventory
Inventory is valued at fair market value for financial statement purposes and the computation of net capital. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The cost for items in inventory is $400,000; fair market value at June 30, 2006 was $398,496. The unrealized loss in securities inventory for the current year was $1,504.

E. Securities Investments
Investments are securities presented at their fair market value held in-house by the Company for long-term investment. At June 30, 2006, these investments had a cost basis of $1,256,171 and fair market value of $1,599,032. Unrealized income in the current year was $8,091.

F. Fixed Assets
Depreciation is provided for using straight-line or an accelerated method using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Cost	Accumulated Depreciation & Amortization	Net Book Value
Office furniture	$ 69,873	$ (69,137)	$ 736
Automobiles	93,012	(28,831)	64,181
Leasehold improvements	617,523	(475,942)	141,581
	$780,408	$(573,910)	$206,498

The following corresponding expenses were recorded for the year ended June 30, 2006.

Depreciation expense	$11,793
Amortization expense	39,324
	$51,117

See independent auditors' report

NOTE 2 – CASH HELD IN RESERVE

The Company uses an independent clearinghouse for maintaining client accounts and no longer is required to maintain reserve bank accounts for the benefit of customer under rule 15(c) 3-3 of the Securities and Exchange Commission. See Note 1 (c).

Cash includes a reserve of $9,536 held in the Mid-State Savings Account, for Mutual Fund Breakpoint Overcharges. The National Association of Securities Dealers (NASD) determined in October 2003 there were Mutual Fund break-point overcharges and estimated Maguire's portion of this overcharge to be $9,536. The overcharges were refunded to Maguire clients in the amount of $6,156 in April 2004. To the date of this report, NASD has not responded to the actions taken, therefore the $9,536 is held in reserve until response is received from NASD.

NOTE 3 – RECEIVABLE FROM CLEARINGHOUSE

Under the direct method of accounting for client trades all transactions are conducted through a clearinghouse. The receivable represents commissions due to the Company which are not yet received. The Company considers all such amounts to be fully collectible; therefore, no allowance for doubtful accounts has been recorded.

NOTE 4 – RELATED PARTY TRANSACTIONS

A. Building Costs

Maguire Investments entered into a lease agreement on April 1, 1994 with its president to lease a new office building. The initial terms call for monthly rent of $3,000 for the five-year periód ending March 31, 1999, with the option to extend the term for ten additional twelve-month periods. The Company agreed to extend the lease for an additional ten years until March 31, 2009. As consideration for these terms, the Company agreed to pay all building renovation costs. Initial leasehold improvements totaled $572,573 and are being amortized over 15 years.

B. Stock Transfer Fees

Included in stock transfer fees is $2,944 paid to Security Transfer Co. which is a partnership owned by two officers of Maguire Investments, Inc.

C. Notes Receivable

President – A note bearing 7% annual interest, due in full with accrued interest on February 1, 2010. The balance of $ 279,958 includes total accrued interest of $163,544 of which $18,874 is attributed to the current year.

NOTE 5 – APPROPRIATED RETAINED EARNINGS

Appropriated retained earnings represent amounts reserved for the future additions and improvements to the office building. See Note 4A.

NOTE 6 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings under subordination agreements at June 30, 2006.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At June 30, 2006, the Company had net capital of $ 2,288,242 which was $ 2,038,242 in excess of its required net capital of $250,000. The Company's net capital ratio was .046 to 1.

NOTE 8 – PROVISION FOR INCOME TAX

The income tax provision of $800 is calculated on taxable income for the fiscal year. No accrual of deferred income taxes has been recorded, they have been deemed immaterial to the financial statements taken as a whole. Federal and California income taxes receivable were $19,688 and $14,298 respectively at June 30, 2006.

NOTE 9 – EARNINGS PER SHARE

Earning per share of common stock was computed by dividing net income by the average number of common shares outstanding for the year (10,000 shares).

NOTE 10 – EXEMPTIONS FROM CERTAIN REQUIREMENTS

The firm is exempt under Rule 15c 3-3 (k)(2)(ii) from providing a Computation for Determination of Reserve Requirements and providing information Relating to the Possession or Control Requirements required under Rule 15c 3-3. The firm is an introducing firm acting on behalf of a clearing firm. They meet all requirements for this exemption. Consequently, the corresponding schedules are not presented in the financial statements or supplementary information.

See independent auditors' report

SUPPLEMENTAL INFORMATION

JAMES C. CHAMBERS, CPA
A Professional Corporation
1458 W. Tefft St.
Nipomo, CA 93444
Phone & Fax 805-929-2066 jim0211@sbcglobal.net

INDEPENDENT AUDITORS' REPORT
ON ADDITIONAL INFORMATION

Board of Directors
Maguire Investments, Inc.
1862 S. Broadway
Santa Maria, California 93454

Our report on our audit of the basic financial statements of Maguire Investments, Inc. for June 30, 2006 appears on page 3. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of operating expenses, changes in liabilities subordinated to claims of creditors, computation of net capital under rule 15c 3-1 of the Securities and Exchange Commission and the independent auditors' report on internal accounting control required by SEC rule 17a-5 are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole.

by James C. Chambers
James C. Chambers, CPA
A Professional Corporation
August 15, 2006

MAGUIRE INVESTMENTS, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JUNE 30, 2005

SCHEDULE 1

EXECUTION EXPENSES	
RPR Clearance fees	$ 252,816
RPR Execution fees	17,034
RPR Miscellaneous fees	24,180
	294,030
COMMUNICATIONS EXPENSES	
Postage	21,368
Telecommunication expense	18,328
Office supplies	15,298
	54,994
REGULATORY FEES & EXPENSES	
Licenses & fees-City & State	6,641
NASD & SIPC Assessment	2,224
NASD fidelity bond	1,957
NASD-license & exam fee	2,495
NASD & SIC regulatory fee	8,331
Other fees	13
	21,661
OCCUPANCY & EQUIPMENT	
Rents	35,200
Utilities	1,230
Repairs & maintenance	31,127
Liability insurance	1,067
Office equipment	3,232
ILX Systems	70,272
NYSE & ASE market data fees	9,038
	151,166
EMPLOYEE EXPENSES	
Office salaries	362,073
Commission's expense	1,824,033
Payroll taxes	83,234
Pension plan contribution	34,361
Worker comp insurance	11,438
Other costs	8,857
	2,323,996
PROMOTIONAL EXPENSES	
Advertising	22,672
Subscriptions	9,025
Sales literature	8,367
Entertainment	14,817
Travel & auto expense	20,141
	75,022
OTHER EXPENSES	
Legal & audit	6,250
Depreciation	51,117
Stock transfer fees	2,944
Contributions	10,180
Professional fees	115,000
Miscellaneous	26,805
	212,296
Total operating expenses	$3,133,165

See independent auditor's report and notes to financial statements.

MAGUIRE INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
JUNE 30, 2006

Balance, beginning of period, July 1, 2005	$ -
Increase	
Decrease	
Balance at end of period, June 30, 2006	$ -

Note: We have examined the general ledger, transactions journals and adjusting entire for the current year. We have performed tests of transactions in compliance with a the Company's system of internal control and substantive tests of the accounts ending balances in conjunction with generally accepted auditing standards and have found no material differences between unaudited and audited financial records.

See independent auditors' report on additional information

MAGUIRE INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
JUNE 30, 2006

CURRENT ASSETS	
Cash on hand and in banks	$ 465,897
Securities at market	1,997,528
Receivable from clearinghouse	153,957
Deposit with clearinghouse	35,000
TOTAL ASSETS	$2,652,382
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 13,869
Accrued commissions	79,123
	92,992
Current capital	2,559,390
LESS: ADJUSTMENT	
Haircuts-inventory	183,680
Undue concentration	87,468
	271,148
NET CAPITAL PER AUDIT	2,288,242
Minimum net capital required	(250,000)
Excess net capital	$2,038,242
Ratio: Aggregate indebtedness to net capital	.046 to 1

See independent auditor's report and notes to financial statements.

MAGUIRE INVESTMENTS, INC.
RECONCILIATION OF AUDITED COMPUTATION
OF NET CAPITAL AND FOCUS REPORT
JUNE 30, 2006

NET CAPITAL PER FOCUS REPORT	$2,286,418
Changes in:	
1. Change in undue concentration	166
2. Cash balance	1,658
NET CAPITAL PER AUDIT	$2,288,242

EXPLANATIONS:

1. Change in calculation due to current capital changes above.
2. Interest posted to Certificate of Deposit.

OATH OR AFFIRMATION

I, Stephen P. Maguire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maguire Investments, Inc, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/CEO

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES C. CHAMBERS, CPA

A Professional Corporation

1458 W. Tefft St.
Nipomo, CA 93444

Phone & Fax 805-929-2066 jim0211@sbcglobal.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Maguire Investments, Inc.
1862 S. Broadway
Santa Maria, CA 93454

We have examined the financial statements of Maguire Investments, Inc. for the year ended June 30, 2006 and have issued our report thereon dated August 15, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(I) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Maguire Investments, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(I) in making the periodic computations of aggregate indebtedness and capital under rule 17a-3(a)(II) and the reserve required by rule 15c3-3(c)(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13(3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting, control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Maguire Investments, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

by James C. Chambers

James C. Chambers, CPA
A Professional Corporation
August 15, 2006